UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number  0-23044

(Check one)
     [ X ] Form  10-K and Form  10-KSB             [ ] Form 11-K
  [ ] Form 20-F          [ ] Form 10-Q and Form 10-QSB         Form N-SAR

             For period ended:  December 31, 1997
                                -----------------


   [   ]  Transition Report on Form 10-K and Form 10-KSB

   [   ]  Transition Report on Form 20-F

   [   ]  Transition Report on Form 11-K

   [   ]  Transition Report on Form 10-Q and Form 10-QSB

   [   ]  Transition Report on Form N-SAR

             For the transition period ended:  ________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 14

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:                   American Mobile Satellite Corporation

Former Name if Applicable:                 N/A

Address of principal executive             10802 Parkridge Blvd.
office (Street and Number):                Reston, Virginia  20191-5416






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                                     PART II
                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check Box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]    (c) the  accountant's  statement  or other  exhibit  required  by Rule
          12b-25(c) has been attached if applicable

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The Registrant's independent auditors, Arthur Andersen LLP, recently advised the Registrant that it is required by Rule 3-09 of Regulation S-X to file audited financial statements for its unconsolidated subsidiary, AMRC Holdings, Inc. ("AMRC"). AMRC's independent accountants have indicated that they cannot complete their audit without receipt of an independent valuation of certain options issued in connection with a debt financing by AMRC. An expert has been retained to value the options, but the valuation cannot be completed by March 31, 1998 without unreasonable effort and cost. The Registrant will file the supplemental AMRC financial statements immediately upon their completion.




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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                                  Name:  Randy S. Segal, General Counsel
                                  Area code and telephone number: (703) 758-6130

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                [ X ]  Yes                                   [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [   ]  Yes                                   [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                      American Mobile Satellite Corporation
                  (Name Of Registrant As Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Date   March 31, 1998



                                           By /s/Stephen D. Peck
                                           Vice President and
                                           Chief Financial Officer




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